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                            August 9, 2023

       Yifei Hou
       Chief Executive Officer
       XCHG Ltd
       Grevenweg 24, 20537
       Hamburg, Germany

                                                        Re: XCHG Ltd
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted July 26,
2023
                                                            CIK No. 0001979887

       Dear Yifei Hou:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form F-1 submitted July 26, 2023

       General

   1. We note you recently completed certain corporate reorganization transactions. Please file any material agreements
relating to the reorganization. Refer to Item 601(b)(2) of
                                                        Regulation S-K.
       Licenses and Approvals, page 3

   2. We note your response to comment 3 and your disclosure that you do not believe you are subject to review by
the CAC. Please disclose whether you relied on counsel to reach this conclusion. If so,
identify counsel and file a consent.
 Yifei Hou
XCHG Ltd
August 9, 2023
Page 2
Transfer of Funds and Other Assets, page 4

3. We note your response to comment 4. Please discuss whether you have specific cash management policies and procedures in place that dictate how funds are
      transferred through your organization. If applicable, please add a related description.
Risk Factors
Risks Related to Regulations, page 28

4. We note your response to comment 9. If applicable, please include a risk factor disclosing that you may become subject to cybersecurity review by the CAC in the future and the associated risks on your operations.
Convertible Note, page 128

5. We note your disclosure that the convertible note transactions are expected to close by the end of July 2023. Please update this disclosure in a future filing.
       You may contact Stephany Yang at (202) 551-3167 or Jean Yu at (202) 551-3305 if you
have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at (202) 551-8337 or Asia Timmons-Pierce at (202) 551-3754 with any other questions.



                                                            Sincerely,
FirstName LastNameYifei Hou
                                                            Division of
Corporation Finance
Comapany NameXCHG Ltd
                                                            Office of
Manufacturing
August 9, 2023 Page 2
cc:       Li He, Esq.
FirstName LastName